David A. Gestetner
Chief Executive Officer
Office: 732.730.0116
E-mail: davidg@eroomsystem.com

August 30, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 4561
Washington D.C. 20549-7010
Attention: Barbara C. Jacobs and Adam Halper

Re:	eRoomSystem Technologies, Inc.
Registration Statement on Form SB-2/A
Filed August 4, 2006
File No. 333-133801

Forms 10-KSB/A for the fiscal years ended 12/31/04 and 12/31/05
Form 10-QSB/A for the fiscal quarters ended 03/31/05, 06/30/05,
09/30/05 and 03/31/06
Form 10-QSB for the fiscal quarter ended June 30, 2006
File No. 0-31037

Dear Ms. Jacobs:

On behalf of eRoomSystem Technologies, Inc., a Nevada corporation (the “Company”), enclosed please find two copies of the Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s registration statement on Form SB-2. Amendment No. 3 has been marked to show revisions to Pre-Effective Amendment No. 2 to the registration statement on Form SB-2 (“Amendment No. 2”) filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2006.

We have also further amended our annual report on Form 10-KSB/A for the fiscal year ended December 31, 2005 (the “Annual Report”) to address the Commission’s comments and have provided two copies of a marked version of the Annual Report to show the revisions. In addition, we have amended our quarterly reports on Form 10-QSB/A for the fiscal quarters ended September 30, 2005 and June 30, 2006 (collectively, the “Quarterly Reports”) and have provided two copies of a marked version of each to show the revisions. The Amendment No. 3, the Annual Reports and the Quarterly Reports are concurrently being filed with the Commission on EDGAR.

Set forth below are the comments in your letter dated August 16, 2006 (“Comments Letter”), and the responses of the Company to such comments. The capitalized terms used, but not defined herein, have the meanings assigned to them in the Registration Statement, Annual Report and Quarterly Reports, as applicable.

Form SB-2/A

General

1. Your Form SB-2/A does not contain the current interim financial statements in accordance with the requirements of Item 310(g) of Regulation S-B. Please revise accordingly.

We have included our interim financial statements for the three and six months ended June 30, 2006 in Amendment No. 3. In addition, we have updated all other disclosures in Amendment No. 3 to reflect the foregoing. The changes can be found on pages 4, 5, 7, 26-29, 32 and F-21 through F-27.

Selling Stockholders and Warrant Holders, page 10

2. We note your response to comment 5 of our letter dated July 19, 2006. Please supplementally describe in greater detail the specific actions and business purpose behind Schreiber and Klein Consulting LLC’s provision of accounting services relating to financial statements.

The warrants issued to Schreiber and Klein Consulting, LLC were for performance of financial statement analysis and accounting due diligence of potential acquisitions of other companies and/or their assets which we were contemplating at the time.

Form 10-QSB for the fiscal quarter ended June 30, 2006

Controls and Procedures, page 16

3.  We note your statement in the second paragraph concerning your engagement of special securities counsel and other remediation efforts that have “materially impacted the effectiveness of the Company’s disclosure controls and procedures...” However, unlike all of the above-referenced Forms 10-QSB/A and 10-KSB/A you do not provide disclosure responsive to Item 308(c) of Regulation S-B, which requires disclosure of any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise accordingly.

We have provided the disclosure requested. It is located on page 16 of the Form 10-QSB/A for the fiscal quarter ended June 30, 2006.

1072 Madison Ave., Lakewood, NJ 08701	P. 732-730-2233	F. 732-810-0380

Form 10-QSB/A for the fiscal quarter ended September 30, 2005

Exhibit 31.1

4. We note your certification is dated August 3, 2005. Please revise your Form 10-QSB/A to file a properly dated certification.

We have amended our quarterly report on Form 10-QSB/A for the three months ended September 30, 2005 to address the Commission’s comment.

Form 10-QSB/A for the fiscal year ended December 31, 2005

Controls and Procedures, page 47

5. Please revise your disclosure to briefly address who discovered the design and operational deficiencies in your disclosure controls and procedures, when the deficiencies were discovered and how they were discovered. Please also confirm that the costs of the remediation measures described did not materially impact your results of operations.

We have amended our annual report on Form 10-KSB/A for the fiscal year ended December 31, 2005 to address the Commission’s comment.

Please address any further questions or comments to the undersigned at the above-referenced telephone number. Thank you very much.

Very truly yours,

/s/ David A. Gestetner

David A. Gestetner

Encls.

1072 Madison Ave., Lakewood, NJ 08701	P. 732-730-2233	F. 732-810-0380